NEWS RELEASE
BROOKFIELD ANNOUNCES
THIRD QUARTER 2005 RESULTS
C$2 Billion O&Y Acquisition Nears Completion
NEW YORK, November 2, 2005 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced results for the third quarter ended September 30, 2005.
Funds from operations (“FFO”) for the three months ended September 30, 2005 was consistent with the same period in 2004 at $0.41 per share. Net income for the three months ended September 30, 2005 was $33 million ($0.14 per share) compared to $11 million ($0.05 per share) for the same period in 2004.
Brookfield’s portfolio-wide occupancy rate was 94.0% as at September 30, 2005 compared to 92.7% at the end of 2004. In Brookfield’s primary markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate at September 30, 2005 was 95.4% compared to 94.0% at the end of 2004.
INVESTMENT AND FINANCING ACTIVITY
Completed the acquisition of O&Y Properties Corporation on October 21, 2005. A newly-formed company (“Newco”) owned by a Consortium which includes the Company’s subsidiary BPO Properties Ltd. (“BPO Properties”) and two institutional investors (the “Consortium”), completed the acquisition of O&Y Properties Corporation on October 21, 2005 at a price of C$12.72 per share in cash. O&Y Properties Corporation’s principal assets include First Canadian Place in Toronto and a 41% interest in O&Y Real Estate Investment Trust (“O&Y REIT”).
On October 21, 2005, the Company also announced that Newco had taken up all of the 30.3 million limited voting units of O&Y REIT validly deposited under its take-over bid for limited voting units of O&Y REIT. The Consortium intends to cause O&Y REIT to effect a subsequent acquisition transaction whereby all issued and outstanding limited voting units of O&Y REIT will be redeemed for C$16.25 per unit in cash and the properties held by O&Y REIT will be transferred to the members of the Consortium directly. A special meeting of O&Y REIT unitholders to approve the subsequent acquisition transaction has been scheduled for November 28, 2005. All of the limited voting units acquired by Newco under the take-over bid will be voted in favor of the subsequent acquisition transaction and may be counted towards the “majority of minority” approval requirement, thereby ensuring that the subsequent acquisition transaction will be approved.

The C$2 billion acquisition of the O&Y portfolio, one of the largest real estate deals in Canadian history, adds 24 office properties consisting of 29 buildings and development sites totaling 10.8 million square feet in five Canadian cities to Brookfield’s roster of premier properties.
BPO Properties will provide 25% of the equity (which approximates C$200 million) and serve as property and asset manager for the portfolio, thereby significantly expanding Brookfield’s assets under management.
Reached an agreement to sell the company’s 50% interest in Colorado State Bank building for approximately $22 million as part of the company’s strategy to redeploy equity from this secondary market into existing primary and selected new markets. Colorado State Bank building is a 26-story, 412,000 square foot property in the downtown Denver financial district. The transaction is expected to close by November 30, 2005.
Acquired remaining 50% interest in the Bay Adelaide development site for C$105 million, providing the company with full flexibility to realize long-term value in the ownership of this 1.8 million square foot site which spans two city blocks in the heart of downtown Toronto.
Repurchased 483,500 common shares of the company at an average price of $29.05 during the third quarter of 2005, bringing the total number of shares repurchased in 2005 to approximately 2.2 million at an average price of $26.98. Since the inception of the company’s normal course issuer bid in 1999, the company has repurchased approximately 20 million common shares.
OPERATING HIGHLIGHTS
Earned $163 million of net operating income from commercial property operations for the three months ended September 30, 2005 and leased approximately 800,000 square feet of space. Year-to-date leasing stands at 2.9 million square feet, approximately three times the amount contractually expiring.
Transactional highlights from the quarter include:
New York
–	New 17-year lease of 197,200 square feet with American Express at Three World Financial Center. American Express occupies 408,000 square feet or 34% of Brookfield’s portion of Three World Financial Center.
Washington, D.C.
–	New nine-year lease for 32,900 square feet with Finmeccanica at 1625 Eye Street, N.W.
Toronto
–	Ten-year renewal and expansion for 31,000 square feet with the Boston Consulting Group at Bay Wellington Tower

–	New 15-year lease for 29,000 square feet with TNS Canadian Facts at Hudson Bay Centre
Calgary
–	New ten-year lease for 23,300 square feet with Crescent Point Energy at Petro-Canada Centre

Minneapolis
–	Ten-year extension for 15,400 square feet with M & I Bank at Gaviidae Common.
Earned $24 million of net operating income from residential development operations in the third quarter of 2005, an increase of $13 million over the same period in 2004. For the first nine months of 2005, net operating income was $61 million, an increase of $32 million over the same period in 2004. The division’s primary markets of Calgary and Edmonton continue to be the beneficiaries of an extremely strong local economy due to the explosive growth of oil sands industry in the province of Alberta.
BROOKFIELD’S NEWEST ASSET: FIRST CANADIAN PLACE
First Canadian Place is located in the downtown Toronto financial district at Bay and King Street, two blocks from Brookfield’s BCE Place and directly connected to Brookfield’s Exchange Tower. The 2.8 million square foot 72-story center was constructed in 1975. Three levels of high-end retail shops and restaurants serve as an amenity to the prominent roster of office tenants at First Canadian Place. Renowned as the tallest office, banking and shopping complex in Canada, this landmark property is a distinctive addition to Brookfield’s premier portfolio.
OUTLOOK
“Looking forward, Brookfield is well-positioned to capitalize on many opportunities. We are adding tremendous value to our portfolio with the soon-to-be completed acquisition of the O&Y portfolio. We are in pre-development planning and/or pre-leasing negotiations with much of our six million square feet of development sites,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “Although we have some work to do in the near-term, the company remains well-positioned for long-term growth,” he concluded.
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Accounting Change
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.
Dividend Declaration
The Board of Directors of Brookfield declared a quarterly common share dividend of $0.18 per share payable on the last business day of December 2005 to shareholders of record at the close of business on December 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on the last business day of December 2005 to shareholders of record at the close of business on December 15, 2005.
Conference Call
Brookfield’s third quarter 2005 investor conference call can be accessed by teleconference on Wednesday, November 2, 2005 at 11:00 a.m. E.T. at 1-800-337-0418. The call will be archived through November 9, 2005 and can be accessed by dialing toll free 1-800-336-1945. The conference call is also being Web cast on the Brookfield Web site at www.brookfieldproperties.com.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Profile
Brookfield Properties Corporation owns, develops and manages premier North American office properties. Including First Canadian Place in Toronto, the Brookfield portfolio comprises 47 commercial properties and development sites totaling 49 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.
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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
The accompanying press release and financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The Company uses net operating income and funds from operations to assess the operating results of the company as net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate as commercial properties generally appreciate rather than depreciate. In the company’s quarterly Supplemental Information package, the company provides the components of net operating income on page 17 and a full reconciliation from

FFO to net income on the Cashflow Statement on page 16. Net operating income and FFO are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

STATEMENT OF INCOME

	Three months ended Sept. 30		Nine months ended Sept. 30
(US Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$378	$345	$1,075	$1,052

Net operating income
Commercial property operations	$163	$168	$497	$513
Lease termination income	—	—	—	60

Total commercial property operations	163	168	497	573
Development operations	24	11	61	29
Interest and other	10	11	31	36

	197	190	589	638
Expenses
Interest	85	77	247	228
Administrative and development	11	10	33	31
Minority interests of others in properties	4	5	12	16

	97	98	297	363
Depreciation and amortization	42	37	119	106
Unrealized foreign exchange on preferred share restatement	—	28	—	22
Future income taxes and other provisions	22	22	61	99

Net income	$33	$11	$117	$136

Funds from operations per share — diluted
Prior to lease termination income	$0.41	$0.41	$1.26	$1.28
Lease termination income	—	—	—	0.25

	$0.41	$0.41	$1.26	$1.53

Net income per share — diluted
Prior to lease termination income	$0.14	$0.05	$0.49	$0.43
Lease termination income	—	—	—	0.15

	$0.14	$0.05	$0.49	$0.58

Notes:

(i)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.

(ii)	Per share amounts include the effect of three-for-two common stock split.

CONSOLIDATED BALANCE SHEET

(US Millions)	September 30, 2005	December 31, 2004

Assets
Commercial properties	$7,043	$6,693
Development properties	547	716
Receivables and other	822	698
Marketable securities	207	285
Cash and cash equivalents	164	112
Assets held for sale	19	—

	$8,802	$8,504

Liabilities
Commercial property debt	$4,731	$4,550
Accounts payable and other liabilities	497	424
Future income tax liability	123	96
Liabilities related to assets held for sale	12	—
Capital securities	1,101	1,069

Shareholders’ interests
Minority interests of others in properties	58	53
Preferred shares
Subsidiaries	331	320
Corporate	45	45
Common shares	1,904	1,947

	$8,802	$8,504

Note: The 2004 results include the restatement of certain of the corporation’s preferred shares as liabilities under the caption “Capital securities.”